UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13G/A

                Under the Securities Exchange Act of 1934
                          (Amendment No. 2)(1)


                       WILLOW GROVE BANCORP, INC.
______________________________________________________________________________
                            (Name of Issuer)


                 Common Stock, Par Value $.01 Per Share
______________________________________________________________________________
                     (Title of Class of Securities)


                              97111W 10 1
______________________________________________________________________________
                             (CUSIP Number)


                           December 31, 2004
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [X] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

_________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 6 Pages

CUSIP NO. 97111W 10 1              13G/A                     Page 2 of 6 Pages



______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Willow Grove Bank 401(k) Employee Stock Ownership Plan Trust
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [ ]
                                                      (b)  [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
______________________________________________________________________________
              5.  SOLE VOTING POWER

                  - -
 NUMBER OF    ________________________________________________________________
  SHARES      6.  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         1,133,456
   EACH       ________________________________________________________________
 REPORTING    7.  SOLE DISPOSITIVE POWER
PERSON WITH
                  - -
              ________________________________________________________________
              8.  SHARED DISPOSITIVE POWER

                  1,133,456
______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,133,456
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.6%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     EP
______________________________________________________________________________

CUSIP NO. 97111W 10 1              13G/A                     Page 3 of 6 Pages




Item 1(a).  Name of Issuer:

            Willow Grove Bancorp, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Welsh and Norristown Roads
            Maple Glen, Pennsylvania 19008

Item 2(a).  Name of Person Filing:

            Willow Grove Bank 401(k) Employee Stock Ownership Plan Trust


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Willow Grove Bancorp, Inc.
            Welsh and Norristown Roads
            Maple Glen, Pennsylvania 19008

Item 2(c).  Citizenship:

            Pennsylvania

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            97111W 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

            (f)  [X] An employee benefit plan or endowment fund in
                     accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 97111W 10 1              13G/A                     Page 4 of 6 Pages



Item 4.   Ownership.

          (a)   Amount beneficially owned:

                1,133,456

          (b) Percent of class: 11.6% (based on 9,785,105 shares issued and outstanding as of December 31, 2004)

          (c)   Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote   0
                                                         ----
          (ii)  Shared power to vote or to direct the vote  1,133,456
                                                           -----------
          (iii) Sole power to dispose or to direct the disposition of  0
                                                                     -----
          (iv)  Shared power to dispose or to direct the disposition of
                1,133,456
                ---------

          The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries. The reporting person's assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Plan Trustee, as of December 31, 2004. As of December 31, 2004, 469,138 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries, 215,843 shares of which were held under the 401(k) provisions of the plan and 664,318 shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustee, who has shared voting power over the allocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants under the ESOP provisions of the plan is directed to be voted. The reporting person, through the Plan Trustee, shares dispositive power over all the allocated and unallocated Common Stock held by the reporting person.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.


CUSIP NO. 97111W 10 1              13G/A                     Page 5 of 6 Pages



Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.


CUSIP NO. 97111W 10 1              13G/A                     Page 6 of 6 Pages



Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

                                   Willow Grove Bank
                                   401(k) Employee Stock Ownership Plan Trust



 February 14, 2005                 By: /s/ Frederick A. Marcell Jr.
                                      ------------------------------------
                                      Frederick A. Marcell Jr., Trustee


 February 14, 2005                 By: /s/ Christopher E. Bell
                                      ------------------------------------
                                      Christopher E. Bell, Trustee


 February 14, 2005                 By: /s/ John T. Powers
                                      ------------------------------------
                                      John T. Powers, Trustee